                                                                    EXHIBIT 99.4


                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors of Valero GP, LLC

We have audited the accompanying consolidated balance sheet of Riverwalk Logistics, L.P. and subsidiaries (a Delaware limited partnership) as of December 31, 2002. This consolidated balance sheet is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Riverwalk Logistics and subsidiaries as of December 31, 2002, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ ERNST & YOUNG LLP

San Antonio, Texas
March 6, 2003

                   RIVERWALK LOGISTICS, L.P. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2002
                                 (IN THOUSANDS)

                                            ASSETS
         Current assets:
            Cash and cash equivalents...............................................       $  33,534
            Receivable from parent..................................................           8,482
            Accounts receivable.....................................................           1,502
            Other current assets.....................................................            177
                                                                                            --------
               Total current assets.................................................          43,695
                                                                                            --------

         Property, plant and equipment..............................................         486,939
         Less accumulated depreciation and amortization.............................        (137,663)
                                                                                            --------
            Property, plant and equipment, net......................................         349,276
         Goodwill, net of accumulated amortization of $1,279........................           4,715
         Investment in Skelly-Belvieu Pipeline Company..............................          16,090
         Other noncurrent assets, net of accumulated amortization of $250...........           1,733
                                                                                            --------
             Total assets...........................................................       $ 415,509
                                                                                            ========

                               LIABILITIES AND PARTNERS' EQUITY
         Current liabilities:
            Current portion of long-term debt.......................................       $     747
            Accounts payable and accrued liabilities................................           8,133
            Taxes other than income taxes...........................................           3,797
                                                                                            --------
               Total current liabilities............................................          12,677

         Long-term debt, less current portion.......................................         108,911
         Other long-term liabilities................................................              25
         Deferred income tax liabilities............................................               -

         Commitments and contingencies (see note 9)

         Minority interest in Valero L.P. held by the public........................         115,933
         Minority interest in Valero L.P. held by affiliates of Valero Energy.......         171,764

         Partners' equity:
            Limited partner equity held by UDS Logistics, LLC.......................           6,193
            General partner equity held by Valero GP, LLC...........................               6
                                                                                            --------
              Total partners' equity................................................           6,199
                                                                                            --------
              Total liabilities and partners' equity................................       $ 415,509
                                                                                            ========

              See accompanying notes to consolidated balance sheet.

                   RIVERWALK LOGISTICS, L.P. AND SUBSIDIARIES
                       NOTES TO CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2002

NOTE 1: ORGANIZATION, BUSINESS, OPERATIONS AND BASIS OF PRESENTATION

ORGANIZATION AND BUSINESS

Riverwalk Logistics, L.P. (Riverwalk Logistics) is a Delaware limited partnership formed on June 5, 2000 to become the general partner of Valero L.P. (formerly Shamrock Logistics, L.P.) and Valero Logistics Operations, L.P. (formerly Shamrock Logistics Operations, L.P.). The general partner of Riverwalk Logistics is Valero GP, LLC and the limited partner is UDS Logistics, LLC (UDS Logistics). Both Valero GP, LLC and UDS Logistics are indirect wholly owned subsidiaries of Valero Energy Corporation (Valero Energy).

Valero L.P., a Delaware limited partnership and majority-owned subsidiary of Valero Energy, was formed to ultimately acquire Valero Logistics Operation, L.P. (Valero Logistics). The minority ownership in Valero L.P. of 26.4% is held by public unitholders, which own 5,175,000 common units.

Valero Logistics, a Delaware limited partnership and a subsidiary of Valero L.P., was formed to operate the crude oil and refined product pipeline, terminalling and storage assets of the Ultramar Diamond Shamrock Logistics Business.

As used in this financial statement, the term "Partnership" may refer, depending on the context, to Riverwalk Logistics, Valero L.P. or Valero Logistics or a combination of them.

The Partnership owns and operates most of the crude oil and refined product pipeline, terminalling and storage assets that service three of Valero Energy's refineries. These refineries consist of the McKee and Three Rivers refineries located in Texas, and the Ardmore refinery located in Oklahoma. The pipeline, terminalling and storage assets provide for the transportation of crude oil and other feedstocks to the refineries and the transportation of refined products from the refineries to terminals or third-party pipelines for further distribution. The Partnership's revenues are earned primarily from providing these services to Valero Energy (see Note 9: Related Party Transactions).

Valero Energy is an independent refining and marketing company. Its operations consist of 12 refineries with a total throughput capacity of 1,900,000 barrels per day and an extensive network of company-operated and dealer-operated convenience stores. Valero Energy's refining operations rely on various logistics assets (pipelines, terminals, marine dock facilities, bulk storage facilities, refinery delivery racks and rail car loading equipment) that support its refining and retail operations, including the logistics assets owned and operated by the Partnership. Valero Energy markets the refined products produced at the McKee, Three Rivers and Ardmore refineries primarily in Texas, Oklahoma, Colorado, New Mexico, Arizona and several mid-continent states through a network of company-operated and dealer-operated convenience stores, as well as through other wholesale and spot market sales and exchange agreements.

THE PARTNERSHIP'S OPERATIONS
The Partnership's operations include interstate and intrastate pipelines, which are subject to extensive federal and state environmental and safety regulations. In addition, the tariff rates and practices under which the Partnership offers interstate and intrastate transportation services in its pipelines are subject to regulation by the Federal Energy Regulatory Commission (FERC), the Texas Railroad Commission or the Colorado Public Utility Commission, depending on the location of the pipeline. Tariff rates and practices for each pipeline are required to be filed with the respective commission upon completion of a pipeline and when a tariff rate is being revised. In addition, the regulations include annual reporting requirements for each pipeline.

The Partnership has an ownership interest in 9 crude oil pipelines with an aggregate length of approximately 783 miles and 19 refined product pipelines with an aggregate length of approximately 2,846 miles. In addition, the Partnership owns a 25-mile crude hydrogen pipeline. The Partnership operates all but three of the pipelines.

                  RIVERWALK LOGISTICS, L.P. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED BALANCE SHEET - (Continued)

The Partnership also owns 5 crude oil storage facilities with a total storage capacity of 3,326,000 barrels and 12 refined product terminals (including the asphalt terminal acquired on January 7, 2003) with a total storage capacity of 3,192,000 barrels.

BASIS OF PRESENTATION

Prior to July 1, 2000, the Partnership's pipeline, terminalling and storage assets were owned and operated by Ultramar Diamond Shamrock Corporation (UDS), and such assets serviced the three refineries discussed above, which were also owned by UDS at that time. These assets and their related operations are referred to herein as the Ultramar Diamond Shamrock Logistics Business (predecessor). Effective July 1, 2000, UDS transferred the Ultramar Diamond Shamrock Logistics Business, along with certain liabilities, to Shamrock Logistics Operations, L.P. (Shamrock Logistics Operations), a wholly owned subsidiary of Shamrock Logistics, L.P. (Shamrock Logistics). Shamrock Logistics was wholly owned by UDS. On April 16, 2001, Shamrock Logistics closed on an initial public offering of its common units, which represented 26.4% of its outstanding partnership interests.

On May 7, 2001, Valero Energy announced that it had entered into an Agreement and Plan of Merger with UDS whereby UDS agreed to be acquired by Valero Energy for total consideration of approximately $4.3 billion and the assumption of approximately $2.0 billion of debt. The acquisition of UDS by Valero Energy became effective on December 31, 2001. This acquisition included the acquisition of UDS's majority ownership interest in Shamrock Logistics. Effective January 1, 2002, Shamrock Logistics changed its name to Valero L.P., and Shamrock Logistics Operations changed its name to Valero Logistics.

On February 1, 2002, the Partnership acquired the Wichita Falls Crude Oil Pipeline and Storage Business (the Wichita Falls Business) from Valero Energy for $64,000,000. The consolidated balance sheet as of December 31, 2001 was restated to reflect the acquisition of the Wichita Falls Business because the Partnership and the Wichita Falls Business came under the common control of Valero Energy commencing on that date, and thus, represented a reorganization of entities under common control.

On May 30, 2002, Valero L.P. formed a Delaware corporation, Valero GP, Inc. (GP, Inc.). Valero L.P. contributed a 0.01% limited partner interest in Valero Logistics to GP, Inc. as a capital contribution. Valero Logistics' partnership agreement was then amended to convert GP, Inc.'s limited partner interest in Valero Logistics into a general partner interest and to convert the existing 1.0101% general partner interest in Valero Logistics (held by Riverwalk Logistics) into a limited partner interest. Riverwalk Logistics then contributed its 1.0101% limited partner interest in Valero Logistics to Valero L.P. in exchange for an additional 1.0% general partner interest in Valero L.P. The resulting structure is as follows: Riverwalk Logistics serves as the general partner of Valero L.P. with a 2% general partner interest. GP. Inc. serves as the general partner of Valero Logistics with a 0.01% general partner interest and Valero L.P. is the limited partner of Valero Logistics with a 99.99% limited partner interest. There was no financial statement impact related to this restructuring as all amounts were recorded at historical cost.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION: All interpartnership transactions have been eliminated in the consolidation of Riverwalk Logistics and its subsidiaries. In addition, the operations of certain of the crude oil and refined product pipelines and refined product terminals that are jointly owned with other companies are proportionately consolidated in the accompanying consolidated balance sheet.

USE OF ESTIMATES: The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated balance sheet and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to commitments, contingencies and environmental liabilities, based on currently available information. Changes in facts and circumstances may result in revised estimates.

                  RIVERWALK LOGISTICS, L.P. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED BALANCE SHEET - (Continued)


CASH AND CASH EQUIVALENTS: All highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost. Additions to property, plant and equipment, including maintenance and expansion capital expenditures and capitalized interest, are recorded at cost. Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the existing operating capacity of existing assets and extend their useful lives. Expansion capital expenditures represent capital expenditures to expand the operating capacity of existing assets, whether through construction or acquisition. Repair and maintenance expenses associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred. Depreciation is provided principally using the straight-line method over the estimated useful lives of the related assets. When property, plant and equipment is retired or otherwise disposed of, the difference between the carrying value and the net proceeds is recognized as gain or loss in the statement of income in the year retired.

IMPAIRMENT OF LONG-LIVED ASSETS: Long-lived assets, including property, plant and equipment and the investment in Skelly-Belvieu Pipeline Company, LLC, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation of recoverability is performed using undiscounted estimated net cash flows generated by the related asset. If an asset is deemed to be impaired, the amount of impairment is determined as the amount by which the net carrying value exceeds discounted estimated net cash flows.

GOODWILL: Goodwill represents the excess of cost over the fair value of net assets acquired in 1997. The Partnership adopted Financial Accounting Standards Board (FASB) Statement No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002 resulting in the cessation of goodwill amortization beginning January 1, 2002. For the years ended December 31, 2001 and 2000, goodwill amortization expense totaled $299,000 and $301,000, respectively, or approximately $0.02 per unit per year, assuming 19,198,644 common and subordinated units outstanding. In addition to the cessation of amortization, Statement No. 142 requires that goodwill be tested initially upon adoption and annually thereafter to determine whether an impairment has occurred. An impairment occurs when the carrying amount exceeds the fair value of the recognized goodwill asset. If impairment has occurred, the difference between the carrying value and the fair value is recognized as a loss in the statement of income in that period. Based on the results of the impairment tests performed upon initial adoption of Statement No. 142 as of January 1, 2002, and the annual impairment test performed as of October 1, 2002, no impairment had occurred.

INVESTMENT IN SKELLY-BELVIEU PIPELINE COMPANY, LLC: Formed in 1993, the Skelly-Belvieu Pipeline Company, LLC (Skelly-Belvieu Pipeline Company) owns a natural gas liquids pipeline that begins in Skellytown, Texas and extends to Mont Belvieu, Texas near Houston. Skelly-Belvieu Pipeline Company is owned 50% by Valero Logistics and 50% by ConocoPhillips (previously Phillips Petroleum Company). The Partnership accounts for this investment under the equity method of accounting (see Note 4: Investment in Skelly-Belvieu Pipeline Company).

DEFERRED FINANCING COSTS: Deferred financing costs are amortized using the effective interest method.

ENVIRONMENTAL REMEDIATION COSTS: Environmental remediation costs are expensed and the associated accrual established when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Accrued liabilities are not discounted to present value and are not reduced by possible recoveries from third parties; however, they are net of any recoveries expected from Valero Energy related to the environmental indemnifications. Environmental costs include initial site surveys, costs for remediation and restoration and ongoing monitoring costs, as well as fines, damages and other costs, when estimable. Adjustments to initial estimates are recorded, from time to time, to reflect changing circumstances and estimates based upon additional information developed in subsequent periods.

FEDERAL AND STATE INCOME TAXES: Riverwalk Logistics, Valero L.P. and Valero Logistics are limited partnerships and are not subject to federal or state income taxes. Accordingly, the taxable income or loss, which may vary

                  RIVERWALK LOGISTICS, L.P. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED BALANCE SHEET - (Continued)


substantially from income or loss reported for financial reporting purposes, is generally includable in the federal and state income tax returns of the individual partners. For transfers of publicly held units subsequent to the initial public offering, Valero L.P. has made an election permitted by section 754 of the Internal Revenue Code to adjust the common unit purchaser's tax basis in Valero L.P.'s underlying assets to reflect the purchase price of the units. This results in an allocation of taxable income and expense to the purchaser of the common units, including depreciation deductions and gains and losses on sales of assets, based upon the new unitholder's purchase price for the common units.

The Wichita Falls Business was included in UDS' (now Valero Energy's) consolidated federal and state income tax returns. Deferred income taxes were computed based on recognition of future tax expense or benefits, measured by enacted tax rates that were attributable to taxable or deductible temporary differences between financial statement and income tax reporting bases of assets and liabilities. No recognition will be given to federal or state income taxes associated with the Wichita Falls Business for financial statement purposes for periods subsequent to its acquisition by Valero L.P. The deferred income tax liabilities related to the Wichita Falls Business as of February 1, 2002 were retained by Valero Energy and were credited to net parent investment upon the transfer of the Wichita Falls Business to Valero L.P.

MINORITY INTEREST: Minority interest in Valero L.P. held by the public represents the 5,175,000 common units held by the public representing a 26.4% ownership interest in Valero L.P. as of December 31, 2002. The minority interest in Valero L.P. held by affiliates of Valero Energy represents the 4,424,322 common units and 9,599,322 subordinated units held by UDS Logistics representing a 71.4% ownership interest in Valero L.P. as of December 31, 2002. In addition, Valero GP, LLC holds 55,250 common units of Valero L.P. to settle awards of contractual rights to receive common units previously issued to officers and directors of Valero GP, LLC.

PARTNERS' EQUITY: Riverwalk Logistics' partnership equity consists of a 0.1% general partner interest held by Valero GP, LLC and a 99.9% limited partner interest held by UDS Logistics. In accordance with the partnership agreement of Riverwalk Logistics, net income is allocated in proportion to ownership interest. Distributions of available cash are also determined in accordance with the partnership agreement.

SEGMENT DISCLOSURES: The Partnership operates in only one segment, the petroleum pipeline segment of the oil and gas industry.

DERIVATIVE INSTRUMENTS: The Partnership currently does not hold or trade derivative instruments.

RECENT ACCOUNTING PRONOUNCEMENT

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." This statement establishes standards for accounting for an obligation associated with the retirement of a tangible long-lived asset. An asset retirement obligation should be recognized in the financial statements in the period in which it meets the definition of a liability as defined in FASB Concepts Statement No. 6, "Elements of Financial Statements." The amount of the liability would initially be measured at fair value. Subsequent to initial measurement, an entity would recognize changes in the amount of the liability resulting from (a) the passage of time and (b) revisions to either the timing or amount of estimated cash flows. Statement No. 143 also establishes standards for accounting for the cost associated with an asset retirement obligation. It requires that, upon initial recognition of a liability for an asset retirement obligation, an entity capitalize that cost by recognizing an increase in the carrying amount of the related long-lived asset. The capitalized asset retirement cost would then be allocated to expense using a systematic and rational method. Statement No. 143 will be effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Partnership is currently evaluating the impact of adopting this new statement, however at the present time does not believe it will have a material impact on its financial condition or results of operations.

                  RIVERWALK LOGISTICS, L.P. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED BALANCE SHEET - (Continued)



NOTE 3: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consisted of the following as of December 31, 2002 (in thousands):

                                                             ESTIMATED
                                                               USEFUL
                                                               LIVES
                                                               -----
                                                              (years)

     Land...........................................             -         $       820
     Land improvements..............................            20                  68
     Buildings......................................            35               5,647
     Pipeline and equipment.........................          3 - 40           442,681
     Rights of way..................................          20 - 35           29,860
     Construction in progress.......................             -               7,863

                                                                               -------
       Total........................................                           486,939
     Accumulated depreciation and amortization......                          (137,663)
                                                                               -------
       Property, plant and equipment, net...........                        $  349,276
                                                                               =======

NOTE 4: INVESTMENT IN SKELLY-BELVIEU PIPELINE COMPANY

The Partnership owns a 50% interest in Skelly-Belvieu Pipeline Company, which is accounted for under the equity method. The following presents summarized unaudited balance sheet information related to Skelly-Belvieu Pipeline Company as of December 31, 2002 (in thousands):


     BALANCE SHEET INFORMATION:
     Current assets................................................ $  1,572
     Property, plant and equipment, net............................   48,739
                                                                      ------
       Total assets................................................ $ 50,311
                                                                      ======

     Current liabilities........................................... $    150
     Members' equity...............................................   50,161
                                                                      ------
       Total liabilities and members' equity....................... $ 50,311
                                                                      ======


The excess of the Partnership's 50% share of members' equity over the carrying value of its investment is attributable to the step-up in basis to fair value of the initial contribution to Skelly-Belvieu Pipeline Company. This excess, which totaled $8,990,000 as of December 31, 2002, is being accreted into income over 33 years.

NOTE 5: LONG-TERM DEBT

Long-term debt consisted of the following as of December 31, 2002
(in thousands):


     6.875% senior notes, net of unamortized discount of $300...     $  99,700
     Port Authority of Corpus Christi note payable..............         9,958
     $120,000,000 revolving credit facility.....................             -
                                                                     ---------
       Total debt...............................................       109,658
     Less current portion.......................................          (747)
                                                                     ---------
       Long-term debt, less current portion.....................     $ 108,911
                                                                     =========

                  RIVERWALK LOGISTICS, L.P. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED BALANCE SHEET - (Continued)


The long-term debt repayments are due as follows (in thousands):

         2003...........................................        $      747
         2004...........................................               485
         2005...........................................               524
         2006...........................................               566
         2007...........................................               611
         Thereafter.....................................           106,725
                                                                   -------
             Total repayments...........................        $  109,658
                                                                   =======


Valero L.P. has no operations and its only asset is its investment in Valero Logistics, which owns and operates the Partnership's pipelines and terminals. Valero L.P. has fully and unconditionally guaranteed the senior notes issued by Valero Logistics and any obligations under Valero Logistics' revolving credit facility.

6.875% SENIOR NOTES
On July 15, 2002, Valero Logistics completed the sale of $100,000,000 of 6.875% senior notes due 2012, issued under the Partnership's shelf registration statement, for total proceeds of $99,686,000. The net proceeds of $98,207,000, after deducting underwriters' commissions and offering expenses of $1,479,000, were used to repay the $91,000,000 outstanding under the revolving credit facility. The senior notes do not have sinking fund requirements. Interest on the senior notes is payable semiannually in arrears on January 15 and July 15 of each year.

The senior notes rank equally with all other existing senior unsecured indebtedness of Valero Logistics, including indebtedness under the revolving credit facility. The senior notes contain restrictions on Valero Logistics' ability to incur secured indebtedness unless the same security is also provided for the benefit of holders of the senior notes. In addition, the senior notes limit Valero Logistics' ability to incur indebtedness secured by certain liens and to engage in certain sale-leaseback transactions. The senior notes are irrevocably and unconditionally guaranteed on a senior unsecured basis by Valero L.P. The guarantee by Valero L.P. ranks equally with all of its existing and future unsecured senior obligations.

At the option of Valero Logistics, the senior notes may be redeemed in whole or in part at any time at a redemption price, which includes a make-whole premium, plus accrued and unpaid interest to the redemption date. The senior notes also include a change-in-control provision, which requires that an investment grade entity own and control the general partner of Valero L.P. and Valero Logistics. Otherwise Valero Logistics must offer to purchase the senior notes at a price equal to 100% of their outstanding principal balance plus accrued interest through the date of purchase.

$120,000,000 REVOLVING CREDIT FACILITY
On December 15, 2000, Valero Logistics (formerly Shamrock Logistics Operations) entered into a five-year $120,000,000 revolving credit facility. The revolving credit facility expires on January 15, 2006 and borrowings under the revolving credit facility bear interest based on either an alternative base rate or LIBOR at the option of Valero Logistics. Valero Logistics also incurs a facility fee on the aggregate commitments of lenders under the revolving credit facility, whether used or unused. Borrowings under the revolving credit facility may be used for working capital and general partnership purposes. Borrowings to fund distributions to unitholders; however, is limited to $25,000,000 and such borrowings must be reduced to zero for a period of at least 15 consecutive days during each fiscal year. The amounts available to the Partnership under the revolving credit facility are not subject to a borrowing base computation; therefore as of December 31, 2002, the entire $120,000,000 was available.

Borrowings under the revolving credit facility are unsecured and rank equally with all of Valero Logistics' outstanding unsecured and unsubordinated debt. The revolving credit facility requires that Valero Logistics maintain certain financial ratios and includes other restrictive covenants, including a prohibition on distributions by Valero Logistics if any default, as defined in the revolving credit facility, exists or would result from the distribution. The revolving credit facility also includes a change-in-control provision, which requires that Valero Energy and its affiliates own, directly or indirectly, at least 20% of Valero L.P.'s outstanding units or at least 100%

                  RIVERWALK LOGISTICS, L.P. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED BALANCE SHEET - (Continued)


of Valero L.P.'s general partner interest and 100% of Valero Logistics' outstanding equity. Management believes that the Partnership is in compliance with all of these ratios and covenants.

See Note 12: Subsequent Events - Amended Revolving Credit Facility for a discussion of an amendment to Valero Logistics revolving credit facility finalized in March of 2003.

PORT AUTHORITY OF CORPUS CHRISTI NOTE PAYABLE
The Ultramar Diamond Shamrock Logistics Business previously entered into a financing agreement with the Port of Corpus Christi Authority of Nueces County, Texas (Port Authority of Corpus Christi) for the construction of a crude oil storage facility. The original note totaled $12,000,000 and is due in annual installments of $1,222,000 through December 31, 2015. Interest on the unpaid principal balance accrues at a rate of 8% per annum. In conjunction with the July 1, 2000 transfer of assets and liabilities to the Partnership, the $10,818,000 outstanding indebtedness owed to the Port Authority of Corpus Christi was assumed by the Partnership. The land on which the crude oil storage facility was constructed is leased from the Port Authority of Corpus Christi (see Note 7: Commitments and Contingencies).

SHELF REGISTRATION STATEMENT
On June 6, 2002, Valero L.P. and Valero Logistics filed a $500,000,000 universal shelf registration statement with the Securities and Exchange Commission covering the issuance of an unspecified amount of common units or debt securities or a combination thereof. Valero L.P. may, in one or more offerings, offer and sell common units representing limited partner interest in Valero L.P. Valero Logistics may, in one or more offerings, offer and sell its debt securities, which will be fully and unconditionally guaranteed by Valero L.P. As a result of the July 2002 senior note offering by Valero Logistics, the remaining balance under the universal shelf registration statement is $400,000,000 as of December 31, 2002.

NOTE 6: ENVIRONMENTAL MATTERS

The Partnership's operations are subject to extensive federal, state and local environmental laws and regulations. Although the Partnership believes its operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in pipeline, terminalling and storage operations, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations, could result in substantial costs and liabilities. Accordingly, the Partnership has adopted policies, practices and procedures in the areas of pollution control, product safety, occupational health and the handling, storage, use and disposal of hazardous materials to prevent material environmental or other damage, and to limit the financial liability which could result from such events. However, some risk of environmental or other damage is inherent in pipeline, terminalling and storage operations, as it is with other entities engaged in similar businesses.

In connection with the transfer of assets and liabilities from the Ultramar Diamond Shamrock Logistics Business to Shamrock Logistics Operations on July 1, 2000, UDS agreed to indemnify Shamrock Logistics Operations for environmental liabilities that arose prior to July 1, 2000. In connection with the initial public offering of Shamrock Logistics, UDS agreed to indemnify Shamrock Logistics for environmental liabilities that arose prior to April 16, 2001 and that are discovered within 10 years after April 16, 2001. In conjunction with the acquisitions of the Southlake refined product terminal on July 2, 2001 and the Ringgold crude oil storage facility on December 1, 2001, UDS agreed to indemnify the Partnership for environmental liabilities that arose prior to the acquisition dates and are discovered within 10 years after acquisition. Excluded from these indemnifications are liabilities that result from a change in environmental law. Effective with the acquisition of UDS, Valero Energy has assumed these environmental indemnifications. In addition, as an operator or owner of the assets, the Partnership could be held liable for pre-acquisition environmental damage should Valero Energy be unable to fulfill its obligation. However, the Partnership believes that such a situation is remote given Valero Energy's financial condition.


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                  RIVERWALK LOGISTICS, L.P. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED BALANCE SHEET - (Continued)


In conjunction with the sale of the Wichita Falls Business to the Partnership, Valero Energy agreed to indemnify the Partnership for any environmental liabilities that arose prior to February 1, 2002 and that are discovered by April 15, 2011.

Environmental exposures and liabilities are difficult to assess and estimate due to unknown factors such as the magnitude of possible contamination, the timing and extent of remediation, the determination of the Partnership's liability in proportion to other parties, improvements in cleanup technologies and the extent to which environmental laws and regulations may change in the future. Although environmental costs may have a significant impact on the results of operations for any single period, the Partnership believes that such costs will not have a material adverse effect on its financial position. As of December 31, 2002, the Partnership has not incurred any material environmental liabilities that were not covered by the environmental indemnifications.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Ultramar Diamond Shamrock Logistics Business previously entered into several agreements with the Port Authority of Corpus Christi including a crude oil dock user agreement, a land lease agreement and a note agreement. The crude oil dock user agreement, which renews annually in May, allows the Partnership to operate and manage a crude oil dock in Corpus Christi. The Partnership shares use of the crude oil dock with two other users, and operating costs are split evenly among the three users. The crude oil dock user agreement requires that the Partnership collect wharfage fees, based on the quantity of barrels offloaded from each vessel, and dockage fees, based on vessels berthing at the dock. These fees are remitted to the Port Authority of Corpus Christi monthly. The wharfage and one-half of the dockage fees that the Partnership pays for the use of the crude oil dock reduces the annual amount it owes to the Port Authority of Corpus Christi under the note agreement discussed in Note5: Long Term Debt.

The Ultramar Diamond Shamrock Logistics Business previously entered into a refined product dock user agreement, which renews annually in April, with the Port Authority of Corpus Christi to use a refined product dock. The Partnership shares use of the refined product dock with one other user, and operating costs are split evenly between the two users. The refined product dock user agreement requires that the Partnership collect and remit the wharfage and dockage fees to the Port Authority of Corpus Christi.

The crude oil and the refined product docks provide Valero Energy's Three Rivers refinery access to marine facilities to receive crude oil and deliver refined products. For the year ended December 31, 2002, the Three Rivers refinery received 86% of its crude oil requirements from crude oil received at the crude oil dock. Also, for the year ended December 31, 2002, 6% of the refined products produced at the Three Rivers refinery was transported via pipeline to the Corpus Christi refined product dock.

The Partnership has the following land leases related to refined product terminals and crude oil storage facilities:

o Corpus Christi crude oil storage facility: a 20-year noncancellable operating lease on 31.35 acres of land through 2014, at which time the lease is renewable every five years, for a total of 20 renewable years.

o Corpus Christi refined product terminal: a 5-year noncancellable operating lease on 5.21 acres of land through 2006, and a 5-year noncancellable operating lease on 8.42 acres of land through 2007, at which time the agreements are renewable for at least two five-year periods.

o Harlingen refined product terminal: a 13-year noncancellable operating lease on 5.88 acres of land through 2008, and a 30-year noncancellable operating lease on 9.04 acres of land through 2008.

o Colorado Springs airport terminal: a 50-year noncancellable operating lease on 46.26 acres of land through 2043, at which time the lease is renewable for another 50-year period.

All of the Partnership's land leases, including the above leases, require monthly payments totaling $19,000 and are adjustable every five years based on changes in the Consumer Price Index.

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                  RIVERWALK LOGISTICS, L.P. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED BALANCE SHEET - (Continued)


In addition, the Partnership leases certain equipment and vehicles under operating lease agreements expiring through 2003. Future minimum rental payments applicable to noncancellable operating leases as of December 31, 2002, are as follows (in thousands):


        2003................................................     $    227
        2004................................................          226
        2005................................................          226
        2006................................................          212
        2007................................................          186
        Thereafter..........................................        1,422
                                                                    -----
            Future minimum lease payments...................      $ 2,499
                                                                    =====


The Partnership is involved in various lawsuits, claims and regulatory proceedings incidental to its business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Partnership's financial position or results of operations.

NOTE 8: FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

The estimated fair value of the Partnership's fixed rate debt as of December 31, 2002 was $109,922,000, as compared to the carrying value of $109,658,000. This fair value was estimated using discounted cash flow analysis, based on the Partnership's current incremental borrowing rates for similar types of borrowing arrangements. The Partnership has not utilized derivative financial instruments related to these borrowings. Interest rates on borrowings under the revolving credit facility float with market rates and thus the carrying amount approximates fair value.

Substantially all of the Partnership's revenues are derived from Valero Energy and its subsidiaries. Valero Energy transports crude oil to three of its refineries using the Partnership's various crude oil pipelines and storage facilities and transports refined products to its company-owned retail operations or wholesale customers using the Partnership's various refined product pipelines and terminals. Valero Energy and its subsidiaries are investment grade customers; therefore, the Partnership does not believe that the trade receivable from Valero Energy represents a significant credit risk. However, the concentration of business with Valero Energy, which is a large refining and retail marketing company, has the potential to impact the Partnership's overall exposure, both positively and negatively, to changes in the refining and marketing industry.

NOTE 9: RELATED PARTY TRANSACTIONS

The Partnership has related party transactions with Valero Energy for pipeline tariff and terminalling fee revenues, certain employee costs, insurance costs, administrative costs and interest expense on the debt due to parent for the period from July 1, 2000 through April 15, 2001. The receivable from parent as of December 31, 2002 represents the net amount due from Valero Energy for these related party transactions and the net cash collected under Valero Energy's centralized cash management program on the Partnership's behalf.

SERVICES AGREEMENT
Effective July 1, 2000, UDS entered into a Services Agreement with the Partnership, whereby UDS agreed to provide the corporate functions of legal, accounting, treasury, engineering, information technology and other services for an annual fee of $5,200,000 for a period of eight years. The $5,200,000 is adjustable annually based on the Consumer Price Index published by the U.S. Department of Labor, and may also be adjusted to take into account additional service levels necessitated by the acquisition or construction of additional assets. Concurrent with the acquisition of UDS by Valero Energy, Valero Energy became the obligor under the Services Agreement. Management believes that the $5,200,000 is a reasonable approximation of the general and administrative costs related to the pipeline, terminalling and storage operations. This annual fee is in addition to the incremental general and administrative costs to be incurred from third parties for services Valero Energy does not provide under the

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                  RIVERWALK LOGISTICS, L.P. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED BALANCE SHEET - (Continued)



Services Agreement (see Note 10: Employee Benefit Plans). A portion of the general and administrative costs is passed on to third parties, which jointly own certain pipelines and terminals with the Partnership.

The Services Agreement also requires that the Partnership reimburse Valero Energy for various recurring costs of employees who work exclusively within the pipeline, terminalling and storage operations and for certain other costs incurred by Valero Energy relating solely to the Partnership. These employee costs include salary, wage and benefit costs.

PIPELINES AND TERMINALS USAGE AGREEMENT
On April 16, 2001, UDS entered into a Pipelines and Terminals Usage Agreement with the Partnership, whereby UDS agreed to use the Partnership's pipelines to transport at least 75% of the crude oil shipped to and at least 75% of the refined products shipped from Valero Energy's McKee, Three Rivers and Ardmore refineries and to use the Partnership's refined product terminals for terminalling services for at least 50% of all refined products shipped from these refineries until at least April of 2008. Valero Energy also assumed the obligation under the Pipelines and Terminals Usage Agreement in connection with the acquisition of UDS by Valero Energy. For the year ended December 31, 2002, Valero Energy used the Partnership's pipelines to transport 97% of its crude oil shipped to and 80% of the refined products shipped from the McKee, Three Rivers and Ardmore refineries, and Valero Energy used the Partnership's terminalling services for 59% of all refined products shipped from these refineries.

If market conditions change with respect to the transportation of crude oil or refined products, or to the end markets in which Valero Energy sells refined products, in a material manner such that Valero Energy would suffer a material adverse effect if it were to continue to use the Partnership's pipelines and terminals at the required levels, Valero Energy's obligation to the Partnership will be suspended during the period of the change in market conditions to the extent required to avoid the material adverse effect.

OMNIBUS AGREEMENT
The Omnibus Agreement governs potential competition between Valero Energy and the Partnership. Under the Omnibus Agreement, Valero Energy has agreed, and will cause its controlled affiliates to agree, for so long as Valero Energy controls the general partner, not to engage in the business of transporting crude oil and other feedstocks or refined products, including petrochemicals, or operating crude oil storage facilities or refined product terminalling assets in the United States. This restriction does not apply to:

o any business retained by UDS (and now part of Valero Energy) as of April 16, 2001, the closing of the Partnership's initial public offering, or any business owned by Valero Energy at the date of its acquisition of UDS on December 31, 2001;

o        any business with a fair market value of less than $10 million;

o any business acquired by Valero Energy in the future that constitutes less than 50% of the fair market value of a larger acquisition, provided the Partnership has been offered and declined the opportunity to purchase the business; and

o any newly constructed pipeline, terminalling or storage assets that the Partnership has not offered to purchase at fair market value within one year of construction.

Also under the Omnibus Agreement, Valero Energy has agreed to indemnify the Partnership for environmental liabilities related to the assets transferred to the Partnership in connection with the Partnership's initial public offering, provided that such liabilities arose prior to and are discovered within 10 years after that date (excluding liabilities resulting from a change in law after April 16, 2001).

NOTE 10: EMPLOYEE BENEFIT PLANS

The Partnership, which has no employees, relies on employees of Valero Energy and its affiliates to provide the necessary services to operate the Partnership's assets. The Valero Energy employees who operate the Partnership's assets are included in the various employee benefit plans of Valero Energy and its affiliates. These plans include qualified, non-contributory defined benefit retirement plans, defined contribution 401(k) plans, employee and retiree

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                  RIVERWALK LOGISTICS, L.P. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED BALANCE SHEET - (Continued)



medical, dental and life insurance plans, long-term incentive plans (i.e. unit options and bonuses) and other such benefits.

LONG-TERM INCENTIVE PLAN
The Board of Directors of Valero GP, LLC previously adopted the "2000 Long-Term Incentive Plan" (the LTIP) under which Valero GP, LLC may award up to 250,000 common units of Valero L.P. to certain key employees of Valero Energy's affiliates providing services to the Partnership and to directors and officers of Valero GP, LLC. Awards under the LTIP can include unit options, restricted common units, distribution equivalent rights (DERs), contractual rights to receive common units, etc.

Under the LTIP, in July of 2001, Valero GP, LLC granted 205 restricted common units and DERs to each of its then two outside directors. The restricted common units were to vest at the end of a three-year period and be paid in cash. The DERs were to accumulate equivalent distributions that other Valero L.P. unitholders receive over the vesting period. As a result of the change in control related to Valero Energy's acquisition of UDS on December 31, 2001, the restricted common units vested and the accrued amounts were paid to the directors.

In January of 2002, under the LTIP, Valero GP, LLC granted 55,250 contractual rights to receive common units of Valero L.P. and DERs to its officers, certain employees of its affiliates and its outside directors. In conjunction with the grant of contractual rights to receive common units under the LTIP, Valero L.P. issued 55,250 common units to Valero GP, LLC on January 21, 2002 for total consideration of $2,262,000 (based on the then $40.95 market price per common unit), the receivable for which is classified in minority interest in Valero L.P. held by affiliates of Valero Energy in the consolidated balance sheet as of December 31, 2002. One-third of the contractual rights to receive common units awarded by Valero GP, LLC will vest at the end of each year of a three-year vesting period.

NOTE 11: VALERO L.P.'S SUBORDINATED UNITS, ALLOCATIONS OF NET INCOME AND CASH DISTRIBUTIONS

VALERO L.P.'S SUBORDINATED UNITS
All of the subordinated units of Valero L.P. may convert to common units of Valero L.P. on a one-for-one basis on the first day following the record date for distributions for the quarter ending December 31, 2005, if Valero L.P. meets the tests set forth in its partnership agreement. If the subordination period ends, the rights of the holders of subordinated units will no longer be subordinated to the rights of the holders of common units and the subordinated units may be converted into common units.

VALERO L.P.'S ALLOCATIONS OF NET INCOME
Valero L.P.'s partnership agreement, as amended, sets forth the calculation to be used to determine the amount and priority of cash distributions that the common unitholders, subordinated unitholders and Riverwalk Logistics will receive. Valero L.P.'s partnership agreement also contains provisions for the allocation of net income and loss to the unitholders and Riverwalk Logistics. For purposes of maintaining partner capital accounts, the partnership agreement specifies that items of income and loss shall be allocated among the partners in accordance with their respective percentage interests. Normal allocations according to percentage interests are done after giving effect, if any, to priority income allocations in an amount equal to incentive cash distributions allocated 100% to Riverwalk Logistics.

VALERO L.P.'S CASH DISTRIBUTIONS
During the subordination period, the holders of Valero L.P.'s common units are entitled to receive each quarter a minimum quarterly distribution of $0.60 per unit ($2.40 annualized) prior to any distribution of available cash to holders of Valero L.P.'s subordinated units. The subordination period is defined generally as the period that will end on the first day of any quarter beginning after March 31, 2006 if (1) Valero L.P. has distributed at least the minimum quarterly distribution on all outstanding units with respect to each of the immediately preceding three consecutive, non-overlapping four-quarter periods and (2) Valero L.P.'s adjusted operating surplus, as defined in the partnership agreement, during such periods equals or exceeds the amount that would have been sufficient to enable Valero L.P. to distribute the minimum quarterly distribution on all outstanding units on a fully diluted basis and the related distribution on the 2% general partner interest during those periods.

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                  RIVERWALK LOGISTICS, L.P. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED BALANCE SHEET - (Continued)


During the subordination period, Valero L.P.'s cash is distributed first 98% to the holders of common units and 2% to Riverwalk Logistics until there has been distributed to the holders of common units an amount equal to the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution on the common units for any prior quarter. Secondly, cash is distributed 98% to the holders of subordinated units and 2% to Riverwalk Logistics until there has been distributed to the holders of subordinated units an amount equal to the minimum quarterly distribution. Thirdly, cash in excess of the minimum quarterly distributions is distributed to the unitholders and Riverwalk Logistics based on the percentages shown below.

Riverwalk Logistics is entitled to incentive distributions if the amount Valero L.P. distributes with respect to any quarter exceeds specified target levels shown below:


                                                  PERCENTAGE OF DISTRIBUTION
                                                  --------------------------
                                                VALERO L.P.        RIVERWALK
  QUARTERLY DISTRIBUTION AMOUNT PER UNIT        UNITHOLDERS        LOGISTICS
  --------------------------------------        -----------        ---------

  Up to $0.60.....................................  98%                 2%
  Above $0.60 up to $0.66.........................  90%                10%
  Above $0.66 up to $0.90.........................  75%                25%
  Above $0.90.....................................  50%                50%



NOTE 12: SUBSEQUENT EVENTS

ACQUISITION OF TELFER ASPHALT TERMINAL AND STORAGE FACILITY
On January 7, 2003, the Partnership completed its acquisition of Telfer Oil Company's (Telfer) California asphalt terminal and storage facility for $15,000,000. The asphalt terminal and storage facility assets include two storage tanks with a combined storage capacity of 350,000 barrels, six 5,000-barrel polymer modified asphalt tanks, a truck rack, rail facilities and various other tanks and equipment. In conjunction with the Telfer asset acquisition, the Partnership entered into a six-year Terminal Storage and Throughput Agreement with Valero Energy. The agreement includes (a) a lease of the asphalt storage tanks and related equipment for a monthly fee of $0.60 per barrel of storage capacity, (b) the right to move asphalt through the terminal during the term of the Terminal Storage and Throughput Agreement in consideration for $1.25 per barrel of throughput with a guaranteed minimum annual throughput of 280,000 barrels, and (c) reimbursement to the Partnership of certain costs, including utilities.

The Partnership will account for the Telfer acquisition as a purchase of a business in accordance with FASB Statement No. 141 and allocate the purchase price to the individual assets and liabilities acquired based on their fair value on January 7, 2003. A portion of the purchase price represented payment to the principal owner of Telfer for a non-compete agreement and for the lease of certain facilities adjacent to the terminal operations.

UNITS ISSUED UNDER LTIP
On January 24, 2003, under the LTIP, Valero GP, LLC granted 30,000 contractual rights to receive common units and DERs to its officers and directors, excluding the outside directors. In conjunction with the grant of contractual rights to receive common units under the LTIP, Valero GP, LLC purchased 30,000 newly issued common units from Valero L.P. for total consideration of $1,149,000. Also in January of 2003, one-third of the previously issued contractual rights vested and Valero GP, LLC distributed actual Valero L.P. common units to the officers and directors. Certain of the officers and directors settled their tax withholding on the vested common units by delivering 6,491 common units to Valero GP, LLC. As of February 1, 2003, Valero GP, LLC owns 73,319 common units of Valero L.P.

DISTRIBUTIONS
On January 24, 2003, Valero L.P. declared a quarterly distribution of $0.70 per unit payable on February 14, 2003 to unitholders of record on February 5, 2003. This distribution related to the fourth quarter of 2003 and totaled $14,121,000, of which $622,000 represented Riverwalk Logistics' share of such distribution. The Riverwalk Logistics' distribution included a $340,000 incentive distribution.

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                  RIVERWALK LOGISTICS, L.P. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED BALANCE SHEET - (Continued)



INTEREST RATE SWAP

On February 14, 2003, Valero Logistics entered into an interest rate swap agreement to manage its exposure to changes in interest rates. The interest rate swap has a notional amount of $60,000,000 and is tied to the maturity of the 6.875% senior notes. Under the terms of the interest rate swap agreement, Valero Logistics will receive a fixed 6.875% rate and will pay a floating rate based on LIBOR plus 2.45%. Valero Logistics will account for the interest rate swap as a fair value hedge, with changes in the fair value recorded as an adjustment to interest expense in the consolidated statement of income.

AMENDED REVOLVING CREDIT FACILITY

On March 6, 2003, Valero Logistics entered into an amended revolving credit facility with the various banks included in its existing revolving credit facility and from a group of new banks to increase the revolving credit facility to $175,000,000. In addition to increasing the aggregate amount available under the facility, the amount that may be borrowed to fund distributions to unitholders was increased from $25,000,000 to $40,000,000. No other significant terms and conditions of the revolving credit facility were changed, except that the "Total Debt to EBITDA Ratio" as defined in the revolving credit facility was changed such that the ratio may not exceed 4.0 to 1.0 (as opposed to 3.0 to 1.0 in the original facility), and Valero L.P. is now irrevocably and unconditionally guaranteeing the revolving credit facility. This guarantee by Valero L.P. ranks equally with all of its existing and future unsecured senior obligations.

REDEMPTION OF VALERO L.P. COMMON UNITS AND AMENDMENT TO VALERO L.P.'S PARTNERSHIP AGREEMENT

Valero L.P. intends to redeem from UDS Logistics a number of Valero L.P. common units sufficient to reduce Valero Energy's aggregate ownership interest in Valero L.P. to 49.5% or less, including Riverwalk Logistics' 2% general partner interest. Valero L.P. intends to redeem the common units with proceeds from debt financings expected to be completed in the first quarter of 2003.

In addition to the redemption of common units, Valero L.P. intends to amend its partnership agreement to provide that Riverwalk Logistics may be removed by the vote of the holders of at least 58% of its outstanding units, excluding the common and subordinated units held by UDS Logistics and Valero GP, LLC. Upon completion of the above redemption of common units and the amendment to Valero L.P.'s partnership agreement, Riverwalk Logistics will no longer be deemed in control of Valero L.P. and thus will no longer consolidate Valero L.P. and its subsidiaries with its operations.

ASSET CONTRIBUTION TRANSACTIONS
On March 6, 2003, the Partnership entered into the following agreements:

o Affiliates of Valero Energy contributed to the Partnership certain crude oil and other feedstock tank assets located at Valero Energy's West plant of the Corpus Christi refinery, Texas City refinery and Benicia refinery to Valero Logistics in exchange for an aggregate amount of $200,000,000 in cash; and

o Affiliates of Valero Energy contributed to the Partnership certain refined product pipelines and refined product terminals connected to Valero Energy's Corpus Christi and Three Rivers refineries (referred to as the South Texas Pipelines and Terminals) in exchange for an aggregate amount of $150,000,000 in cash.

The contribution transactions are expected to close in March 2003 and are conditioned upon the ability of the Partnership to obtain equity and debt financing in sufficient amounts.